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Exhibit 21

Subsidiary	Jurisdiction of Organization
Alpine Holdco Inc	Delaware
Essex Electric Inc.	Delaware
DNE Systems, Inc.	Delaware
DNE Manufacturing & Service Company	Delaware
DNE Technologies, Inc.	Delaware
Texas SUT Inc.	Texas
Superior Cable Holdings (1997) Ltd.	Israel
Mastin Limited	Ireland
Sartin Investments Limited	Ireland

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  Exhibit 21